SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*

Krug International Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501067102
(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C.,
551 Fifth Avenue, New York, New York  10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Page 11 of 11

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Dimitri Raitzin

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)[x]
      (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  275,700

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  275,700

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  275,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  5.5%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  West Side Capital Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
                  WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
                  110,280

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  110,280

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  110,280

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.2%

14.      TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Teplik International, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  96,495

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  96,495

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  96,495

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.9%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF  REPORTING  PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Teplik Management Company, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)[x]
     (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     00

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  165,420

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  165,420

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  165,420

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.3%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer

         This statement relates to the common stock (the "Common Stock") of Krug International Corp. (the "Issuer"). The Issuer's principal executive office is located at 900 Circle 75 Parkway, Suite 1300, Atlanta, Georgia 30339.

ITEM 2.  Identity and Background

         (a)-(c) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

         - Dimitri Raitzin, an individual ("Raitzin").

         - West Side Capital Partners, L.P., a Delaware limited partnership ("West Side") of which Raitzin Capital Company, L.L.C., a Delaware limited liability company of which Raitzin is the managing member ("Capital"), is the general partner.

     - Teplik Management Company, L.L.C., a Delaware limited liability company ("Management Co.") of which Raitzin is the managing member. Management Co. acted as investment advisor to International and The Seedling Fund, L.P., a Delaware limited partnership ("Seedling"), in making the purchases of the Common Stock beneficially owned by it. Management Co. expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     -  Teplik   International,   Ltd.,  a  British   Virgin   Islands   company
("International") of which Management Co. is the investment advisor.

     Raitzin, West Side and Management Co.

     The business address of Raitzin, West Side and Management Co. is 575 Lexington Avenue, 7th Floor, New York, New York 10022.

     Raitzin's principal occupation is serving as managing member of Capital and Management Co.

     The principal business of West Side is to purchase, sell, trade and invest in securities.

     The principal business of Management Co. is the furnishing of investment advisory services.

         International

         The business address of International is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, B.V.I. The principal business of International is to purchase, sell, trade and invest in securities.

         (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Raitzin is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source and amount of funds used by West Side in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $236,027.17

         The source and amount of funds used by Management Co. in making its purchases of the shares of Common Stock beneficially owned by it on behalf of International and Seedling are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $380,579.78

ITEM 4.  Purpose of Transaction

     Each of West Side and International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. Management Co. acted as investment manager to International and Seedling in making the purchases of the Common Stock beneficially owned by it. Management Co. expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of the Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common
Stock or related securities that it now beneficially owns or may hereafter acquire.

         Except as set forth herein, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

ITEM 5.  Interest in Securities of the Issuer

     (a) Raitzin beneficially owns 275,700 shares of Common Stock, constituting 5.5% of all of the outstanding shares of Common Stock.

     West Side beneficially owns 110,280 shares of Common Stock, constituting 2.2% of all of the outstanding shares of Common Stock.

     International beneficially owns 96,495 shares of Common Stock, constituting 1.9% of all of the outstanding shares of Common Stock.

     Management   Co.   beneficially   owns  165,420  shares  of  Common  Stock,
constituting 3.3% of all of the outstanding shares of Common Stock.

         (b) Raitzin has shared power with West Side to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by West Side. Raitzin has shared power with Management Co. and International to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by International. Raitzin has shared power with Management Co. to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Management Co.

         (c) On June 23, 1999, West Side purchased 14,920 shares of Common Stock, International purchased 13,055 shares of Common Stock and Management Co. purchased 9,325 shares of Common Stock. Each of these transactions were executed on the American Stock Exchange for a price (excluding commissions) of $1.25 per share.

                  Other  than  the   transactions   described  above,  no  other
transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) Seedling has the right to receive dividends from and the proceeds from the sale of 68,925 shares of Common Stock beneficially owned by Management Co.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to
                  Securities of the Issuer

                  Not applicable.

ITEM 7.  Material to be Filed as Exhibits

                  Exhibit A - Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 6, 1999
                                    WEST SIDE CAPITAL PARTNERS, L.P.

                                    By: Raitzin Capital Company, L.L.C.,
                                        as general partner


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK INTERNATIONAL, LTD.

                                    By: Teplik Management Company,   L.L.C., as
                                        investment manager


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK MANAGEMENT COMPANY, L.L.C.


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                                      /s/ Dimitri Raitzin
                                                        Dimitri Raitzin

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Krug International Corp. dated July 6, 1999, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

Dated:  July 6, 1999

                                    WEST SIDE CAPITAL PARTNERS, L.P.

                                    By: Raitzin Capital Company, L.L.C.,
                                        as general partner


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK INTERNATIONAL, LTD.

                                    By: Teplik Management Company, L.L.C., as
                                        investment manager


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK MANAGEMENT COMPANY, L.L.C.


                             By: /s/ Dimitri Raitzin
                                            Dimitri Raitzin
                                            Managing Member


                                                      /s/ Dimitri Raitzin
                                                        Dimitri Raitzin